NOL

RECEIVED

2008 MAY 19 A 9:50

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

[redacted]

08002663

14 May 2008

SUPPL

By Courier

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made an announcement in relation to the NOL Group Unaudited Quarterly Financial Statements for the 1st Quarter ended 4 April 2008 and Press Release. Attached are copies of the announcement and media release for your attention, please.

Yours faithfully

PROCESSED
MAY 21 2008
THOMSON REUTERS

Marjorie Wee (Ms)
Company Secretary

Encs
/cl

Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2008\Letter to SEC (Elliott Staffin) (Q1 results) - 14May08.DOC

Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

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First Quarter * Financial Statement And Dividend Announcement	
* Asterisks denote mandatory information	

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	14-May-2008 17:50:48
Announcement No.	00129

>> Announcement Details

The details of the announcement start here ...

For the Financial Period Ended *	04-04-2008

Attachments:

- NOL_Q1_2008_Financial.pdf
- NOL_Q1_2008_Press_Release.pdf
- NOL_Q1_2008_Presentation.pdf

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NOL

NEPTUNE ORIENT LINES LIMITED (Reg. No. 196800632D)
Unaudited Quarterly Financial Information
For the Quarter Ended 4 April 2008

1.(a)(i) Consolidated Income Statement

	Group		
	Q1 2008 US$'000	Q1 2007 US$'000	% Increase/ (Decrease)
Revenue	2,406,915	1,897,185	27
Cost of sales	(2,099,178)	(1,672,993)	25
Gross profit	307,737	224,192	37
Other gains (net)			
- Miscellaneous	20,510	9,245	122
- Finance and investment income	2,618	9,540	(73)
Expenses			
- Administrative	(183,394)	(166,339)	10
- Finance	(7,488)	(13,546)	(45)
- Other operating	(9,172)	(10,993)	(17)
Share of results of associated companies	1,133	691	64
Share of results of joint ventures	1,770	1,252	41
Profit before income tax	133,714	54,042	147
Income tax expense	(11,267)	(8,934)	26
Net profit for the financial period	122,447	45,108	171
Attributable to:			
Equity holders of the Company	120,728	42,720	183
Minority interest	1,719	2,388	(28)
	122,447	45,108	171

1.(a)(ii) Notes to the Consolidated Income Statement

	Group		
	Q1 2008 US$'000	Q1 2007 US$'000	% Increase/ (Decrease)
(A) Investment Income	29	-	N/M
(B) Other Income including Interest Income	4,007	11,443	(65)
(C) Interest on Borrowings	(5,138)	(11,930)	(57)
(D) Depreciation and Amortisation	(65,922)	(65,190)	1
(E) Allowance for Doubtful Debts and Bad Debts Written Off	(1,385)	(4,945)	(72)
(F) Foreign Exchange Gain	1,246	1,967	(37)
(G) Adjustment for Under Provision for Tax in Prior Years	(938)	(247)	280
(H) Profit on Sale of Investments, Property, Plant and Equipment and Investment Properties	17,974	5,689	216
(I) Write-off of Inventories	(7)	-	N/M

1.(b)(i) Balance Sheets

	Group			Company		
	4 April 2008 US$'000	28 Dec 2007 US$'000	% Increase/ (Decrease)	4 April 2008 US$'000	28 Dec 2007 US$'000	% Increase/ (Decrease)
ASSETS						
Current Assets						
Cash and cash equivalents	244,368	504,365	(52)	17,117	44,584	(62)
Trade and other receivables [1]	1,054,782	1,044,710	1	535,375	579,694	(8)
Inventories at cost	187,413	161,126	16	-	-	0
Derivative financial instruments	90,536	119,918	(25)	72,424	57,990	25
Other current assets	69,760	54,004	29	670	589	14
Total current assets	1,646,859	1,884,123	(13)	625,586	682,857	(8)
Non-current Assets						
Investments in subsidiaries	-	-	0	996,513	996,358	0
Investments in associated companies	22,866	15,107	51	1	1	0
Investments in joint ventures	24,774	23,004	8	-	-	0
Available-for-sale financial assets	180	147	22	-	-	0
Property, plant and equipment	3,277,820	2,812,777	17	460,842	283,111	63
Investment properties	22,143	21,348	4	-	-	0
Deferred charges	3,983	4,213	(5)	-	-	0
Intangible assets	31,786	32,927	(3)	131	141	(7)
Goodwill arising on consolidation	121,454	121,454	0	-	-	0
Deferred income tax assets	18,051	20,506	(12)	-	-	0
Other non-current assets	74,327	73,105	2	2,583	2,586	(0)
Total non-current assets	3,597,384	3,124,588	15	1,460,070	1,282,197	14
TOTAL ASSETS	5,244,243	5,008,711	5	2,085,656	1,965,054	6
LIABILITIES						
Current Liabilities						
Trade and other payables	1,179,566	1,116,496	6	120,747	93,498	29
Current income tax liabilities	32,792	32,313	1	19,243	18,660	3
Borrowings	92,827	54,263	71	72,296	2,268	3,088
Provisions	35,457	38,572	(8)	370	370	0
Deferred income	3,414	4,663	(27)	-	-	0
Derivative financial instruments	71,783	59,406	21	70,038	57,931	21
Other current liabilities [2]	261,678	238,218	10	-	-	0
Total current liabilities	1,677,517	1,543,931	9	282,694	172,727	64
Non-current Liabilities						
Borrowings	542,839	537,252	1	-	-	0
Provisions	131,923	123,613	7	-	-	0
Deferred income	566	537	5	-	-	0
Deferred income tax liabilities	18,824	18,180	4	11,310	11,310	0
Other non-current liabilities	77,142	77,981	(1)	-	-	0
Total non-current liabilities	771,294	757,563	2	11,310	11,310	0
TOTAL LIABILITIES	2,448,811	2,301,494	6	294,004	184,037	60
NET ASSETS	2,795,432	2,707,217	3	1,791,652	1,781,017	1
EQUITY						
Share capital	843,715	840,738	0	843,715	840,738	0
Treasury shares	(4,595)	(6,926)	(34)	(4,595)	(6,926)	(34)
	839,120	833,812	1	839,120	833,812	1
Shares held by employee benefit trust	(641)	(610)	5	-	-	0
Treasury share reserve	(1,195)	(78)	1,432	(1,195)	(78)	1,432
Retained earnings	1,846,753	1,726,025	7	922,833	918,017	1
Other reserves	67,706	102,769	(34)	30,894	29,266	6
Capital and reserves attributable to equity holders of the Company	2,751,743	2,661,918	3	1,791,652	1,781,017	1
Minority interest	43,689	45,299	(4)	-	-	0
TOTAL EQUITY	2,795,432	2,707,217	3	1,791,652	1,781,017	1
Net current (liabilities)/assets	(30,658)	340,192	N/M	342,892	510,130	(33)

[1] Trade receivables include the full freight revenue for voyages, which corresponds to the contractual rights stipulated in the standard Bill of Lading and is inclusive of the freight charges collectable at destination for Free on Board shipments.

[2] Other current liabilities relates to deferred revenue arising from the percentage-of-completion method for revenue recognition.

1.(b)(ii) Borrowings

The Group As at 4 April 2008	Secured bank loans US$'000	Unsecured bank loans US$'000	Secured finance lease liabilities US$'000	Total US$'000
Amount repayable in one year or less, or on demand	7,046	85,726	55	92,827
Amount repayable on or before 4 April:				
2010	7,190	-	47	7,237
2011	11,920		29	11,949
2012	12,301	-	-	12,301
2013	13,043	-	-	13,043
Thereafter	54,437	443,872	-	498,309
	105,937	529,598	131	635,666

As at 28 December 2007	Secured bank loans US$'000	Unsecured bank loans US$'000	Secured finance lease liabilities US$'000	Total US$'000
Amount repayable in one year or less, or on demand	6,897	47,307	59	54,263
Amount repayable in :				
2009	7,113	-	38	7,151
2010	11,935		25	11,960
2011	12,311	-	-	12,311
2012	11,891	-	-	11,891
Thereafter	50,234	443,705	-	493,939
	100,381	491,012	122	591,515

The bank loans are secured mainly on vessels, and the finance lease liabilities are secured mainly on equipment and motor vehicles.

1.(b)(iii) Operating Lease Commitments

The future aggregate minimum lease payable under non-cancellable operating leases of the Group are as follows:

The Group As at 4 April 2008	Vessels US$'000	Containers US$'000	Terminals US$'000	Chassis US$'000	Others US$'000	Total US$'000
Amount repayable for the remainder of 2008	522,656	12,979	70,548	26,877	56,528	689,588
Amount repayable in :						
2009	705,885	11,852	90,014	23,291	59,638	890,680
2010	707,340	507	88,799	17,424	37,609	851,679
2011	628,391	-	89,046	15,817	27,107	760,361
2012	548,493	-	85,537	13,278	19,839	667,147
Thereafter	1,558,147	-	1,005,410	23,178	44,012	2,630,747
	4,670,912	25,338	1,429,354	119,865	244,733	6,490,202

As at 28 December 2007	Vessels US$'000	Containers US$'000	Terminals US$'000	Chassis US$'000	Others US$'000	Total US$'000
Amount repayable in one year or less	630,000	19,803	85,551	28,488	72,186	836,028
Amount repayable in :						
2009	612,894	11,865	86,403	14,917	55,769	781,848
2010	593,110	507	87,413	9,708	34,310	725,048
2011	544,566	-	87,652	8,662	24,856	665,736
2012	483,102	-	84,529	8,662	17,931	594,224
Thereafter	1,682,878	-	1,000,970	19,319	41,096	2,744,263
	4,546,550	32,175	1,432,518	89,756	246,148	6,347,147

1.(c) Consolidated Cash Flow Statement

	Group	
	Q1 2008	Q1 2007
	US$'000	US$'000
Cash Flows from Operating Activities		
Profit before income tax	133,714	54,042
Adjustments for :		
Amortisation of non-current assets and deferred income	268	459
Depreciation of property, plant and equipment	65,525	64,608
Depreciation of investment properties	129	123
Premium on bunker call option	2,333	1,810
Interest expense	5,138	11,930
Interest income	(2,821)	(9,232)
Investment income	(29)	-
Share-based compensation costs	3,225	2,403
Write-off of inventories	7	-
Fair value (gains)/losses on shares held by employee benefit trust	(150)	1,224
Net profit on disposal of property, plant and equipment	(17,628)	(5,543)
Net profit on disposal of subsidiaries	(214)	-
Net profit on disposal of available-for-sale financial assets	(132)	(153)
Net loss on disposal of other non-current investments	-	7
Net provision for impairment of loans and non-trade debts to associated companies	4	298
Net provision for/(write-back of) restructuring and termination costs	294	(76)
Net provision for insurance, litigation and other claims, net of reimbursement	6,385	5,819
Net provision for drydocking costs	954	1,054
Share of results of associated companies	(1,133)	(691)
Share of results of joint ventures	(1,770)	(1,252)
Unrealised translation losses	2,126	245
Operating cash flow before working capital changes	196,225	127,075
Changes in operating assets and liabilities, net of effects from disposal of subsidiaries :		
Receivables	(24,685)	37,276
Inventories	(26,294)	3,721
Payables	80,930	(47,771)
Net amount due from associated companies	(415)	(639)
Cash generated from operations	225,761	119,662
Interest paid	(7,870)	(14,062)
Interest received	4,974	8,334
Net income tax paid	(9,917)	(10,988)
Net cash inflow from operating activities	212,948	102,946
Cash Flows from Investing Activities		
Investment in an associated company	(6,075)	-
Net proceeds from loans receivable	16	52
Investment income received	29	-
Additions in other non-current investments	-	(157)
Purchase of property, plant and equipment	(534,164)	(139,413)
Purchase of intangible assets	(415)	(61)
Proceeds from disposal of property, plant and equipment	25,504	7,228
Proceeds from disposal of available-for-sale financial assets	132	165
Proceeds from disposal of other non-current investments	490	75
Net cash inflow (net of transaction costs) from disposal of subsidiaries, net of cash disposed [3]	-	12,678
Net cash outflow from investing activities	(514,483)	(119,433)
Cash Flows from Financing Activities		
Proceeds from borrowings	76,138	-
Net cash inflow/(outflow) contributed by employee benefit trust	262	(1,548)
Dividends paid to minority interest	(3,223)	(826)
Proceeds from issue of new ordinary shares	240	3,634
Proceeds from re-issuance of treasury shares	27	-
Repayment of borrowings	(31,803)	(41,526)
Payment of costs incurred in connection with long term financing	(103)	(1,500)
Net cash inflow/(outflow) from financing activities	41,538	(41,766)
Net decrease in cash and cash equivalents	(259,997)	(58,253)
Cash and cash equivalents at beginning of financial period	504,365	694,313
Cash and cash equivalents at end of financial period	244,368	636,060

[3] Summary of Effect of Disposal of Subsidiaries on the Group's Cash Flow

	Group	
	Q1 2008	Q1 2007
	US$'000	US$'000
Net assets disposed :		
Other non-current assets	-	7,840
Current assets	-	11,754
Current liabilities	-	(3,215)
Non-current liabilities	-	(169)
Net attributable assets disposed	-	16,210
Less : Minority interest	-	3,669
Add : Foreign currency translation reserve	(214)	(1,064)
	(214)	18,815
Net profit on disposal of subsidiaries	214	-
Net proceeds from disposal of subsidiaries	-	18,815
Less : Cash of subsidiaries disposed	-	(6,137)
Net cash inflow (net of transaction costs) from disposal of subsidiaries, net of cash disposed	-	12,678

1.(d)(i) Statement of Changes in Equity

GROUP	Capital and reserves attributable to equity holders of the Company							
	Share capital	Treasury shares	Shares held by employee benefit trust	Treasury shares reserve	Retained earnings	Other reserves	Minority interest	Total equity
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at 29 December 2007	840,738	(6,926)	(610)	(78)	1,726,025	102,769	45,299	2,707,217
Fair value gains on cash flow hedges	-	-	-	-	-	5,457	-	5,457
Fair value gains on cash flow hedges transferred to the income statement	-	-	-	-	-	(44,883)	-	(44,883)
Fair value gains on available-for-sale financial asset	-	-	-	-	-	33	-	33
Tax on fair value gains and losses	-	-	-	-	-	(777)	-	(777)
Currency translation differences	-	-	(31)	-	-	5,806	(106)	5,669
Net losses recognised directly in equity	-	-	(31)	-	-	(34,364)	(106)	(34,501)
Net profit for the financial period	-	-	-	-	120,728	-	1,719	122,447
Total (losses)/gains recognised for the financial period	-	-	(31)	-	120,728	(34,364)	1,613	87,946
Dividends to minority interest	-	-	-	-	-	-	(3,223)	(3,223)
Employee equity compensation schemes:								
- value of employee services	-	-	-	-	-	3,225	-	3,225
- new shares issued	2,977	-	-	-	-	(2,737)	-	240
- treasury shares re-issued	-	2,331	-	(1,117)	-	(1,187)	-	27
Balance at 4 April 2008	843,715	(4,595)	(641)	(1,195)	1,846,753	67,706	43,689	2,795,432

GROUP	Capital and reserves attributable to equity holders of the Company					
	Share capital	Shares held by employee benefit trust	Retained earnings	Other reserves	Minority interest	Total equity
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at 30 December 2006	822,066	(2,482)	1,280,755	8,378	33,378	2,142,095
Fair value gains on cash flow hedges	-	-	-	8,134	-	8,134
Fair value losses on cash flow hedges transferred to the income statement	-	-	-	17,314	-	17,314
Fair value loss on available-for-sale financial asset	-	-	-	(39)	-	(39)
Tax on fair value gains and losses	-	-	-	(378)	-	(378)
Currency translation differences	-	-	-	(680)	18	(662)
Net gains recognised directly in equity	-	-	-	24,351	18	24,369
Net profit for the financial period	-	-	42,720	-	2,388	45,108
Total gains recognised for the financial period	-	-	42,720	24,351	2,406	69,477
Dividends to minority interest	-	-	-	-	(826)	(826)
Disposal of a subsidiary	-	-	-	-	3,669	3,669
Employee equity compensation schemes:						
- value of employee services	-	-	-	2,403	-	2,403
- new shares issued	6,279	-	-	(2,645)	-	3,634
Sale of shares by employee benefit trust	-	310	-	-	-	310
Balance at 6 April 2007	828,345	(2,172)	1,323,475	32,487	38,627	2,220,762

1.(d)(i) **Statement of Changes in Equity (continued)**

COMPANY	Share capital	Treasury shares	Treasury shares reserves	Retained earnings	Other reserves	Total equity
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at 29 December 2007	840,738	(6,926)	(78)	918,017	29,266	1,781,017
Fair value gains on cash flow hedges	-	-	-	-	2,461	2,461
Fair value gains on cash flow hedges transferred to the income statement	-	-	-	-	(134)	(134)
Net gains recognised directly in equity	-	-	-	-	2,327	2,327
Net profit for the financial period	-	-	-	4,816	-	4,816
Total gains recognised for the financial period	-	-	-	4,816	2,327	7,143
Employee equity compensation schemes:						
- value of employee services	-	-	-	-	3,225	3,225
- new shares issued	2,977	-	-	-	(2,737)	240
- treasury shares re-issued	-	2,331	(1,117)	-	(1,187)	27
Balance at 4 April 2008	843,715	(4,595)	(1,195)	922,833	30,894	1,791,652

COMPANY	Share capital	Retained earnings	Other reserves	Total equity
	US$'000	US$'000	US$'000	US$'000
Balance at 30 December 2006	822,066	852,015	21,423	1,695,504
Net profit for the financial period	-	3,863	-	3,863
Total gains recognised for the financial period	-	3,863	-	3,863
Employee equity compensation schemes:				
- value of employee services	-	-	2,403	2,403
- new shares issued	6,279	-	(2,645)	3,634
Balance at 6 April 2007	828,345	855,878	21,181	1,705,404

1.(d)(ii) Details of any changes in the Company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the previous period of the immediately preceding financial year.

Issued and paid up capital
As at 4 April 2008, the Company's issued and paid-up capital comprised 1,471,697,127 (28 December 2007: 1,469,941,544) ordinary shares.

Share options
As at 28 December 2007, there were 28,290,533 outstanding options to subscribe for unissued ordinary shares exercisable at any time during the exercise periods under the NOL Share Option Plan ("NOL SOP").

During the 3 months ended 4 April 2008, 177,665 share options were exercised to take up unissued shares of the Company at the subscription price of between S$2.06 to S$3.32 per share and 67,667 options were cancelled.

As at 4 April 2008, there were 10,000 (28 December 2007: nil) options exercised but for which shares have yet to be allotted.

In addition, the Company granted 9,658,000 new options to subscribe for unissued ordinary shares exercisable at any time during the exercise periods under the NOL SOP.

As at 4 April 2008, options to subscribe for 37,703,201 ordinary shares remain outstanding under the NOL SOP.

Performance shares
As at 28 December 2007, there were 4,784,907 outstanding performance shares under the NOL Performance Share Plan ("NOL PSP").

During the 3 months ended 4 April 2008, 2,361,535 performance shares were vested on 2 January 2008.

In addition, the Company awarded 2,344,000 new performance shares under the NOL PSP.

As at 4 April 2008, 4,767,372 performance shares remain outstanding under the NOL PSP.

Treasury shares
As at 28 December 2007, there were 2,226,334 treasury shares that may be re-issued upon the exercise of options under the NOL SOP and the vesting of performance shares under the NOL PSP.

During the 3 months ended 4 April 2008, the Company re-issued 18,000 treasury shares pursuant to the NOL SOP at the exercise price of S$2.20 per share, and re-issued 755,617 treasury shares pursuant to the NOL PSP.

As at 4 April 2008, there were 1,452,717 treasury shares remaining that have not been re-issued.

2. **Basis of Preparation**

The preparation of the first quarter 2008 interim financial information in conformity with Singapore Financial Reporting Standards requires management to exercise its judgement in the process of applying the Neptune Orient Lines Limited Group's accounting policies. It also requires the use of accounting estimates and assumptions that affect the reported amounts of assets and liabilities as at 4 April 2008 and the reported amounts of revenue and expenses during the financial period from 29 December 2007 to 4 April 2008. Although these estimates are based on management's best knowledge of current events and actions, actual results may ultimately differ from those estimates.

3. Negative Assurance Confirmation by the Board Pursuant to Rule 705(4) of the Listing Manual

On behalf of the board of directors of the Company, we, the undersigned, hereby confirm to the best of our knowledge that nothing has come to the attention of the board of directors of the Company which may render the interim financial information for the first quarter ended 4 April 2008 to be false or misleading.

On behalf of the board of directors

CHRISTOPHER LAU Director	THOMAS HELD Director

Dated this 14 May 2008

4. Audit or Review of Figures

The figures have not been audited nor reviewed by our auditors.

5. Auditors' Report (including any qualifications or emphasis of matter)

N.A.

6. Accounting Policies

Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.

Except as disclosed under Note 7(a), the Group has applied the same accounting policies and methods of computation in the financial statements for the current reporting period compared with the audited financial statements as at 28 December 2007.

7.(a) If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, to disclose what has changed, as well as the reasons for, and the effect of, the change.

On 29 December 2007, the Group and the Company adopted the following Interpretations of FRS ("INT FRS"):

INT FRS 29	: Service Concession Arrangements: Disclosures (effective for annual periods beginning on or after 1 January 2008)
INT FRS 111	: FRS 102 - Group and Treasury Share Transactions (effective for annual periods beginning on or after 1 March 2007)
INT FRS 112	: Service Concession Arrangements (effective for annual periods beginning on or after 1 January 2008)
INT FRS 114	: FRS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction (effective for annual periods beginning on or after 1 January 2008)

The adoption of the above INT FRS did not have any significant impact on the Group and the Company.

7.(b) Comparatives

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current period.

GROUP	Q1 2008	Q1 2007
Earnings per ordinary share after deducting any provision for preference dividends		
a) Based on the weighted average number of ordinary shares on issue (adjusted for shares held by employee benefit trust and treasury shares)	8.22 US cts	2.93 US cts
b) On a fully diluted basis (detailing any adjustments made to the earnings)	8.16 US cts	2.91 US cts

9. **Net Asset Value**

	Group			Company		
	4 April 2008 US$	28 Dec 2007 US$	Inc / (Dec) %	4 April 2008 US$	28 Dec 2007 US$	Inc / (Dec) %
Net Asset Value per ordinary share based on issued share capital (adjusted for treasury shares) of the issuer	1.87	1.81	3.31	1.22	1.21	0.83

10. **Review of the Performance of the Group**

The NOL Group achieved revenue of US$2.41 billion (Q1 2007: US$1.90 billion), an increase of 27% year-on-year (YoY).

Net profit increased 183% YoY from US$43 million in Q1 2007 to US$121 million in Q1 2008, primarily due to improved container shipping volumes and freight rates in selected key trades.

		Q1 2008 US$'m	Q1 2007 US$'m
(a)	**Revenue**		
	Container Shipping	2,019	1,522
	Logistics	363	325
	Terminals	145	155
	Others	3	4
	Elimination	(123)	(109)
	Total	**2,407**	**1,897**
(b)	**EBIT**		
	Container Shipping	108	28
	Logistics	17	12
	Terminals	12	21
	Total from core businesses	**137**	**61** [4]

[4] The Group's EBIT for Q1 2007 was US$64 million, which included US$3 million from non-core businesses.

(c) **Analysis by Business Units**

(i) **Container Shipping**

Container Shipping recorded revenue of US$2.0 billion, an increase of US$497 million or 33% year-on-year (YoY). Volumes increased 14% YoY, mostly in the Intra-Asia and Transpacific backhaul trade, while average revenue per FEU showed a 16% improvement over Q1 2007 due to freight rate improvement in key trade lanes such as Asia-Europe and Intra-Asia.

EBIT increased by 286% YoY to US$108 million primarily as a result of higher freight rates, improved volumes and yield management.

Container Shipping Q1 RESULTS 2008 and 2007
Unaudited

	Q1 2008	Q1 2007
Load Factors %		
Transpacific Eastbound	95%	94%
Asia-Europe Westbound	97%	100%
Transatlantic Westbound	87%	87%
Intra-Asia Westbound	95%	100%
Asia-Latin America/Mexico Eastbound	89%	97%
Headhaul	95%	98%
Volume (000s FEU)		
Americas		
Transpacific	232	200
Latin America	52	43
	284	243
Europe		
Asia-Europe	118	112
Transatlantic	41	31
	159	143
Asia/Middle East		
Intra-Asia	220	196
Total Volume [5]	**663**	**582**
Operating Expenses (US$'m)		
Americas		
Transpacific	846	679
Latin America	194	147
	1,040	826
Europe		
Asia-Europe	379	288
Transatlantic	113	93
	492	381
Asia/Middle East		
Intra-Asia	379	287
Total Operating Expenses	**1,911**	**1,494**
Analysis of Expenses (US$'m)		
Operating Cost	1,729	1,330
General and Administrative	125	108
Depreciation and Amortisation	56	56
Others [6]	1	-
Total Operating Expenses	**1,911**	**1,494**

[5] Represents volume recognised from each Bill of Lading upon commencement of shipment on vessels.
[6] Others consists of minority interest and share of results of associated companies and joint ventures.

(c) **Analysis by Business Units (continued)**

(ii) Logistics

Logistics recorded revenue of US$363 million, an increase of US$38 million or 12% year-on-year (YoY). Contract Logistics and International Services revenue was up 3% and 28% respectively YoY on higher volume and rates in the International Services division and improved volumes in Contract Logistics.

EBIT totalled US$17 million, a YoY 42% increase due to higher revenue derived from improved volumes and cost mitigation efforts in Contract Logistics.

LOGISTICS Q1 RESULTS 2008 and 2007
Unaudited
US$ millions

	Q1 2008	Q1 2007
BY REGION		
Revenue		
Americas	218	212
Europe	56	45
Asia/Middle East	89	68
Total Revenue	363	325
BY BUSINESS SEGMENT		
Revenue		
Contract Logistics Services	217	211
International Services	146	114
Total Revenue	363	325
Operating Expenses		
Contract Logistics Services	209	205
International Services	137	108
Total Operating Expenses	346	313
EBIT		
Contract Logistics Services	8	6
International Services	9	6
Total EBIT	17	12
Analysis of Expenses		
Operating Cost	297	262
General and Administrative	46	47
Depreciation and Amortisation	3	3
Others [7]	-	1
Total Operating Expenses	346	313

[7] Others consists of minority interest and share of results of associated companies and joint ventures.

(iii) Terminals

Slower Transpacific trade growth and the industry-wide seasonal capacity withdrawal from Transpacific route reduced total volume throughput by 11% year-on year (YoY). As a result, Terminals recorded revenue of US$145 million, a decrease of US$10 million or 6% YoY. However, the decrease in volume was partially offset by improved trade mix and higher average revenue per lift.

Lower volumes achieved resulted in a decrease in EBIT by 43% YoY to US$12 million.

TERMINALS Q1 RESULTS 2008 and 2007
Unaudited

	Q1 2008	Q1 2007
Total Volume (000s lift)	569	638
Analysis of Expenses (US$'m)		
Operating Cost	116	119
General and Administrative	12	11
Depreciation and Amortisation	6	5
Others [8]	(1)	(1)
Total Operating Expenses	133	134

[8] Others consists of minority interest and share of results of associated companies and joint ventures.

11. **Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.**

N.A.

12. A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the Group operates and any known factors or events that may affect the Group in the next reporting period and the next 12 months.

Going forward, the business environment is expected to remain challenging with cost pressures impacted by escalating fuel prices. Whilst there remains uncertainty on the economic outlook, support within the Asia region continues. The Group will continue to focus on optimising asset utilisation, yield and cost management.

13. Dividend

(a) Any dividend recommended for the current financial period reported on?

Nil

(b) Any dividend declared for the corresponding period of the immediately preceding financial year?

Nil

(c) Date payable

N.A.

(d) Books closure date

N.A.

(e) If no dividend has been declared (recommended), a statement to that effect.

No dividend has been declared or recommended for the current financial period.

PART II - ADDITIONAL INFORMATION REQUIRED FOR QUARTERLY ANNOUNCEMENT

14. Interested Person Transactions

Aggregate value of all transactions conducted under a shareholders' mandate pursuant to Rule 920 of the SGX-ST Listing Manual	**Q1 2008 US$'000**	**Q1 2007 US$'000**
Transactions for the Purchase of Goods and Services		
Keppel Shipyard Limited and its associates	-	1,090
Keppel Telecommunications & Transportation Ltd and its associates	156	142
PSA Corporation Limited and its associates	46,770	35,450
SembCorp Marine Ltd and its associates	13,338	378
Singapore Petroleum Company Limited and its associates	547	3,001
Transactions for the Leasing-in of Assets		
SembCorp Marine Ltd and its associates	1,415	1,169
Transactions for the Sale of Goods and Services		
PSA Corporation Limited and its associates	-	241

The above relates to cumulative value of transactions (inclusive of GST) more than S$100K.

BY ORDER OF THE BOARD

MARJORIE WEE AND WONG KIM WAH
Company Secretaries

Dated this 14 May 2008

NOL

Press Release

NOL First Quarter Profit Up 183% to US$121 Million

Disciplined approach and cost focus continue in first quarter

Singapore, 14 May 2008: Global container shipping, terminals and logistics group Neptune Orient Lines (NOL) today reported a net profit for the first quarter of 2008 (1Q08) of US$121 million, a rise of 183% over the same period of 2007 (1Q07).

1Q08 EBIT was US$137 million, up 114% on the prior year. Revenue rose year-on-year by 27% to US$2.41 billion.

FINANCIAL HIGHLIGHTS

	1Q08	1Q07	Change %
Revenue (US$m)	2,407	1,897	27
EBIT (US$m)	137	64	114
Net profits (US$m)	121	43	183

Announcing the results, NOL Group President and Chief Executive Officer, Dr Thomas Held, said: "Our increased revenue clearly shows our Group is well positioned in a growth industry. At a time of economic uncertainty and unprecedented fuel costs, we have again illustrated the viability of our business model and our strong focus on cost management."

First quarter revenue from the APL Container Shipping business rose by 33% from 1Q07 to more than US$2 billion. 1Q08 EBIT of US$108 million was 286% better than 1Q07. The EBIT Margin in 1Q08 of 5.3% was up from 1.8% in the same period last year.

Globally, APL carried a total of 662,900 FEU (forty-foot equivalent unit) in 1Q08, up 14% from the same period of last year. There was an 8% industry-wide contraction of US West Coast volumes in the first quarter, while APL recorded a 2% fall. Overall, APL's Transpacific volumes grew by 16% in 1Q08. This growth was due to increased backhaul volumes and to US East Coast cargoes rising as a proportion of total Transpacific liftings. Moreover, Intra-Asia continued to drive volumes with growth of 12% in 1Q08.

In the Terminals business activities, 1Q08 revenues were down 6% to US$145 million compared to 1Q07. EBIT was US$12 million, compared with US$21 million in the same period of 2007.

Dr Held said: "Some softening of demand in the Transpacific West Coast trade coupled with network optimisation initiatives resulted in lower volumes at our US West Coast terminals. This impacted the contribution of our Terminals activities. In the mid to longer term, we expect West Coast volumes to recover. We continue to be focused on increasing utilisation and improving the productivity of all aspects of our Terminals. The long-term demand outlook for the sector remains very positive."

1Q08 revenue from the Group's Logistics activities rose 12% to US$363 million, while EBIT of US$17 million was up 42% from the same period last year.

"We continue to make good progress in Logistics by focusing on our service strengths. In the first quarter, we improved ocean forwarding and land transport volumes. Additionally, cost management efforts in Contract Logistics pushed our yields up," said Dr Held.

APL Logistics' EBIT margin of 4.7% already places it among the more profitable logistics service providers, and over time the Group aims to increase Logistics' contribution to its bottom line.

OUTLOOK

Going forward, the business environment is expected to remain challenging with cost pressures impacted by escalating fuel prices. Whilst there remains uncertainty on the economic outlook, support within the Asia region continues. The Group will continue to focus on optimising asset utilisation, yield and cost management.

1Q08 OPERATING PERFORMANCE (vs 1Q07)

Container Shipping

- Revenue rose 33% to US$2.02 billion
- EBIT of US$108 million was up 286%
- EBIT margin 5.3% up from 1.8%
- Average revenue per FEU was up 16% to US$2,934
- Volumes rose 14% to 662,900 FEU
- Headhaul utilisation 95%

Terminals

- Average revenue per lift up 6% to US$256
- Revenue down 6% to US$145 million
- EBIT margin 8.3% down from 13.5%

Logistics

- Revenue rose by 12% to US$363 million
- EBIT up 42% to US$17 million
- EBIT Margin 4.7% up from 3.7%

-ENDS-

Note to editors:

Click here for the Corporate Presentation and Financial Statements.

Media Enquiries:

Mr Paul Barrett
Telephone: (65) 6371 7959
paul_barrett@nol.com.sg

Investor Enquiries:

Mr Bernie Yu
Telephone: (65) 6371 5028
bernie_yu@nol.com.sg

About NOL

Neptune Orient Lines (NOL) is a Singapore-based global container shipping, terminals and logistics company. Its container shipping arm, APL, provides world-class container shipping services and intermodal operations supported by leading-edge IT and e-commerce. Its terminals unit has one of the world's leading container terminal networks, with key gateway facilities in Asia and North America. Its logistics business, APL Logistics, provides international, end-to-end logistics services and solutions, employing the latest IT and data connectivity for maximum supply chain visibility and control. NOL Web site: www.nol.com.sg

RECEIVED
2008 MAY 19 A 9:50
OFFICE OF INTERNATIONAL CORPORATE FINANCE

1Q 2008 Performance Review

14 May 2008

NOL

Forward Looking Statements

The following presentation includes forward-looking statements, which involve known and unknown risks and uncertainties, that could cause actual results or performance to differ. Forward looking information is based on current views and assumptions of management, including, but not limited to, prevailing economic and market conditions. Such statements are not, and should not be interpreted as a forecast or projection of future performance.

NOL



By Thomas Held
Group President & CEO

1. 1Q 2008 Financial Highlights

Group Financial Highlights

US$m	1Q08	1Q07	▲%
Revenue	**2,407**	1,897	27
EBIT	**137**	64	114
Net profit	**121**	43	183
Basic EPS (US cents)	**8.22**	2.93	181

Group Outlook

Going forward, the business environment is expected to remain challenging with cost pressures impacted by escalating fuel prices. Whilst there remains uncertainty on the economic outlook , support within the Asia region continues. The Group will continue to focus on optimising asset utilisation, yield and cost management.

2. 1Q 2008 Financial Performance



By Cedric Foo
Group Deputy President & CFO

Group Financial Highlights

US$m	1Q08	1Q07	▲%
Revenue	**2,407**	**1,897**	**27**
EBITDA	**203**	**129**	**57**
• Depreciation & Amortisation	(66)	(65)	1
EBIT	**137**	**64**	**114**
•Gross Interest Expense	(5)	(12)	(57)
• Tax	(11)	(9)	26
Net profit to equity holders	**121**	**43**	**183**

NOL

Group Revenue Breakdown

US$m	1Q08	1Q07	▲%
Container Shipping	**2,019**	1,522	33
Logistics	**363**	325	12
Terminals	**145**	155	(6)
Others/Elimination	**(120)**	(105)	14
Total	**2,407**	**1,897**	**27**



0% (Others)
6% (Terminals)
14% (Logistics)
80% (Container Shipping)

Revenue by business segment is stated before inter-segment elimination.

NOL

Group EBIT Breakdown

US$m	1Q08	1Q07	▲%
Container Shipping	**108**	28	286
Logistics	**17**	12	42
Terminals	**12**	21	(43)
Total	**137**	**61[1]**	**125**

[1] The Group's EBIT for 1Q07 was US$64 million, which included US$3 million from non-core businesses.

Balance Sheet Highlights

US$m	4 Apr '08	28 Dec '07
Total Assets	5,244	5,009
Total Liabilities	2,449	2,301
Total Equity	2,795	2,708
Total Debt	636	592
Total Cash	244	504
Net Debt	392	88
Gearing (Gross)	0.23 x	0.22 x
Gearing (Net)	0.14 x	0.03 x
NAV per share (US$)	1.87	1.81
(S$)	2.59	2.63

Cash Flow Highlights

US$m	1Q08	1Q07
Cash & Cash Equivalents - Beginning	**504**	**694**
Cash Inflow/(outflow)		
Operating Activities	213	103
Investing/Capex Activities	(515)	(119)
Financing Activities	42	(42)
Cash & Cash Equivalents – Closing	**244**	**636**

NOL

Capital Expenditure

US$m	1Q08 Actual	2007 Actual
1. Vessels	**234**	**386**
2. Equipment / Facilities	**284**	**447**
3. Drydock	**11**	**43**
4. IT	**3**	**15**
5. Others	**3**	**22**
Total	**535**	**913**

NOL

Appendix

Group Fuel and Currency Exposures

Bunker

- The Group continues to recover part of its fuel price increases from customers through bunker adjustment factors.
- The Group also maintains a policy of hedging bunker exposures.

Foreign exchange

- Major foreign currency exposures are in Euro, Japanese Yen, Chinese Yuan, S$, Korean Won, Canadian $, British Pound, A$, Indian Rupee and Taiwan Dollar.
- The Group maintains a policy of hedging foreign exchange exposures.

Operating Performance Container Shipping

Container Shipping 1Q 2008 Highlights

- Revenue increased by 33% year-on-year (YoY) to US$2.0 billion due to higher volumes and improved freight rate environment in key trade lanes.
  - Volume grew by 14% YoY, driven mainly by the Transpacific, particularly the backhaul, and Intra-Asia trade lanes.
  - 1Q 08 average revenue per FEU was 16% higher YoY as freight rates improved in key trade lanes, particularly Asia-Europe and Intra-Asia.
  - In 1Q 2008, average capacity was reduced as part of the seasonal capacity adjustments while utilisation was maintained at a strong level of 95%.
- EBIT increased by 286% YoY to US$108 million and EBIT margins rose to 5.3% from 1.8% due to rate restoration in key trades, improved volumes and yield management.
  - Higher bunker prices continue to put pressure on cost, even though bunker recovery in certain trade lanes and a continued conservative hedging policy has helped to minimise the impact of rising bunker prices.

Container Shipping Profit & Loss Summary

US$m	1Q08	1Q07	▲%
Revenue	**2,019**	1,522	33
EBITDA	**164**	84	95
• Depreciation & Amortisation	**(56)**	(56)	-
EBIT	**108**	28	286
EBIT Margin	**5.3%**	1.8%	

Container Shipping Volume

Volume ('000 FEUs)	1Q08	1Q07	▲%
Americas	**284**	**243**	**17**
Transpacific	232	200	16
Latin America	52	43	21
Europe	**159**	**143**	**11**
Asia-Europe	118	112	5
Transatlantic	41	31	32
Asia/Middle East	**220**	**196**	**12**
Total	**663**	**582**	**14**

Container Shipping : Volume Mix

- Transpacific East Coast trade growing as a proportion of total Transpacific volume
- Trade volume mix continues to be managed to maximise yields


33% (Asia/Middle East)
8% (Latin America)
35% (Transpacific)
18% (Asia-Europe)
6% (Transatlantic)

1Q 2008 Volume breakdown


34% (Asia/Middle East)
7% (Latin America)
35% (Transpacific)
19% (Asia-Europe)
5% (Transatlantic)

1Q 2007 Volume breakdown

Container Shipping Average Revenue/FEU

US$/FEU	1Q08	1Q07	▲%
Americas	3,486	3,261	7
Europe	3,216	2,566	25
Asia/Middle East	2,014	1,618	24
Total	**2,934**	**2,538**	**16**

Container Shipping Average Revenue/FEU Trend

Higher average revenue/FEU was achieved in 1Q08 due to the improved rate environment in selected key trades as compared to prior year.



US$/FEU
3,000
2,800
2,600
2,400
1Q07 Average Revenue/FEU US$2,538
1Q08 Average Revenue/FEU US$2,934
P4 06
P5 06
P6 06
P7 06
P8 06
P9 06
P10 06
P11 06
P12 06
P1 07
P2 07
P3 07
P4 07
P5 07
P6 07
P7 07
P8 07
P9 07
P10 07
P11 07
P12 07
P1 08
P2 08
P3 08

Container Shipping : Americas

	1Q08	1Q07	▲%
Total Volumes ('000 FEU)	**284**	**243**	**17**
▪ Transpacific	232	200	16
▪ Latin America	52	43	21
Average Revenue (US$/FEU)	**3,486**	**3,261**	**7**

- **Transpacific :** US economic uncertainties arising from the weak housing market and sub-prime issues resulted in slower headhaul volume growth. However, weaker US dollar and improved utilisation has generated significant improvement in backhaul volume and rates.
- **Latin America :** Improvements in volume from continued healthy demand conditions in the trade lane.

Container Shipping : Europe

	1Q08	1Q07	▲%
Total Volumes ('000 FEU)	**159**	**143**	**11**
▪ Asia-Europe	118	112	5
▪ Transatlantic	41	31	32
Average Revenue (US$/FEU)	**3,216**	**2,566**	**25**

- **Asia-Europe** : Demand remain stable with significant freight rate improvement achieved in 2007 still maintained. Volume growth was limited due to capacity constraints.
- **Transatlantic** : The Transatlantic route continue to grow with increase in volume on both eastbound and westbound routes.

Container Shipping : Asia/Middle East

	1Q08	1Q07	▲%
Total Volumes ('000 FEU)	**220**	**196**	**12**
Average Revenue (US$/FEU)	**2,014**	**1,618**	**24**

- **Asia/Middle East:** Robust demand conditions in 2007 continued to support volumes in 1Q08 in a typically softer season. Overall, average freight rate improvement achieved in prior year remain stable.

Container Shipping Trade Imbalance

Improvement in the Transpacific imbalance was due to greater demand for US products as a result of the weaker US dollar.

No. of FEUs that are full backhaul for every 10 FEUs full headhaul

Trade	2006	2007	1Q08
• Transpacific	5	6	7
• Asia-Europe	7	7	7
• Transatlantic	10	10	10

Container Shipping Network Capacity & Utilisation

For 1Q 2008, average container shipping capacity was reduced by 6% from previous quarter as part of the seasonal capacity adjustments. During this period, headhaul utilisation maintained at a high level of 95%.


Average Capacity (weekly TEUs)
Utilisation %
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
100%
80%
60%
40%
20%
0%
93%
98%
98%
94%
96%
95%
99%
96%
98%
98%
99%
93%
95%
Q1
Q2
Q3
Q4
2005
2006
2007
2008

Note: Figures are based on the headhaul leg of main linehaul services
The capacity figures takes into account "winter program" initiations.

Industry Bunker Price (Quarterly Average)

Rising bunker prices have added significant costs over the last four years.


US$/MT
500
450
400
350
300
250
200
150
2004
2005
2006
2007
164
177
182
181
199
250
280
290
315
333
310
270
285
342
378
436
472
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06
4Q06
1Q07
2Q07
3Q07
4Q07
1Q08

Source: Platts (High Sulphur Fuel Oil SIN 380cst Grade)

NOL

Operating Performance
Logistics

NOL

Logistics 1Q 2008 Highlights

- Logistics recorded revenue of US$363 million, an increase of US$38 million or 12% year-on-year (YoY) due to higher volume and rates in the International Services division and improved volumes in Contract Logistics.
- Logistics EBIT grew by US$5 million or 42% YoY to US$17 million in 1Q 2008 mainly due to revenue derived from higher volumes and continued cost management efforts in Contract Logistics.

NOL

Logistics Profit & Loss Summary

US$m	1Q08	1Q07	▲%
Revenue	**363**	325	12
EBITDA	**20**	15	33
• Depreciation & Amortisation	**(3)**	(3)	-
EBIT	**17**	12	42
EBIT Margin	**4.7%**	3.7%	

NOL

Performance Breakdown

Business Segment	1Q08	1Q07	▲%
Revenue	**363**	**325**	**12**
• Contract Logistics	217	211	3
• International Services	146	114	28
EBIT	**17**	**12**	**42**
• Contract Logistics	8	6	33
• International Services	9	6	50
EBIT Margin	**4.7%**	**3.7%**	
• Contract Logistics	3.7%	2.8%	
• International Services	6.2%	5.3%	

Logistics' Revenue Trend – By Region

Growth in the Asia/Middle East and Europe region has resulted in greater contribution to overall revenue and accounting for 25% and 15% respectively in 1Q 2008.


US$m
400
350
300
250
200
150
100
50
0
21%
25%
1Q 2007
1Q 2008
Americas
Europe
Asia & Middle East

Logistics' Revenue Trend – By Customer Segment

Revenue growth driven by Retail and Consumer verticals.



US$m
400
350
300
250
200
150
100
50
0
11%
12 %
14 %
8 %
1Q 07
1Q 08
Auto/ Industrial
Consumer
Retail
Electronics/ Hi tech
Other

NOL

Operating Performance
Terminals

NOL

Terminals 1Q 2008 Highlights

- Slower Transpacific trade growth combined with industry-wide seasonal capacity withdrawal from Transpacific route reduced total volume throughput by 11% year-on-year (YoY). As a result, Terminals recorded revenue of US$145 million, a decrease of US$10 million or 6% YoY. However, the decrease in volume was partially offset by improved trade mix and higher average revenue per lift.
- Lower volumes achieved resulted in a decrease of Terminals EBIT by US$9 million or 43% YoY to US$12 million.

NOL

Terminals Profit & Loss Summary

US$m	1Q08	1Q07	▲%
Revenue	**145**	155	(6)
EBITDA	**18**	26	(31)
• Depreciation & Amortisation	**(6)**	(5)	20
EBIT [1]	**12**	21	(43)
EBIT Margin	**8.3%**	13.5%	
Volume ('000 lifts)	**569**	**638**	**(11)**
Average Revenue (US$/Lift)	**256**	**242**	**6**

[1] Includes share of results from a joint venture.

NOL

Terminals : Volume Mix

Overall industry container shipping seasonal capacity reduction on the Transpacific has resulted in lower proportion of 3rd party volumes in 1Q 2008.



23% (Alliance partners)
8% (3rd party)
69% (APL)

1Q 2008 Volume breakdown



24% (Alliance partners)
11% (3rd party)
65% (APL)

1Q 2007 Volume breakdown

End of Presentation
Thank You

Neptune Orient Lines Ltd
456 Alexandra Road,
NOL Building
Singapore 119962
Tel: (65) 6278 9000
Fax: (65) 6278 4900
Company registration number : 196800632D
Website: www.nol.com.sg